SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                  Schedule  13G


                       Under the Securities Exchange Act of 1934



                        TTI TEAM TELECOM INTERNATIONAL LTD

                                  (Name of Issuer)


                                   Common Stock

                          (Title of Class of Securities)


                                      None

                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             (Continued on following pages(s))


                                           Page 1 of  5  Pages

 CUSIP NO.   None                          Page 2 of  5  Pages


1   NAME OF REPORTING PERSON


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



    Dean Witter Information Fund


    IRS No.  13-3846060



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)                          (b)
         Not Applicable.              Not Applicable.


3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION


    Massachusetts



5   SOLE VOTING POWER

    125,000 Shares of Common Stock


6   SHARED VOTING POWER


7   SOLE DISPOSITIVE POWER

    125,000


8   SHARED DISPOSITIVE POWER




9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    125,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


    15.060%


12  TYPE OF REPORTING PERSON*


    IV

            *SEE INSTRUCTION BEFORE FILLING OUT!

                          Schedule 13G


Issuer:   TTI Team Telecom International Ltd.
CUSIP NO.:None

Item 1(a) Name of Issuer:
               TTI Team Telecom International Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices:
               7 Hamifalim Street
               Kiryat Aryeh, Petach Tikva 49513, Israel


Item 2(a) Name of Person Filing:
               Dean Witter Information Fund



Item 2(b) Address of Principal Business Office:
               Two World Trade Center, New York, NY 10048

Item 2(c) Citizenship:
               Massachusetts

Item 2(d) Title of Class Securities:
               Common Stock

Item 2(e) CUSIP Number:
               None

Item 3    If this statement is filed pursuant to Rules 13d -
          1(b), or 13d-2(b), check whether the person filing is a:.

  (a)  ( )   Broker or Dealer registered under Section 15 of the
             Act.

  (b)  ( )   Bank as defined in Section 3(a) (6) of the Act.

  (c)  ( )   Insurance Company as defined in Section 3(a) (19) of
             the Act.

  (d)  (x)   Investment Company registered under Section 8 of the
             Investment Company Act.



                           Page 3 of 5 Pages



 4  Ownership:

          (a)  Amount of Beneficially Owned:

                 125,000

          (b)  Percent of Class:

                15.060

          (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the
                          vote    125,000
                    (ii)  shared power to vote or to direct the
                          vote    -0-
                   (iii)  sole power to dispose or to direct
                          the disposition of  125,000
                    (iv)  shared power to dispose or to direct
                          the disposition of  -0-

Item 5    Ownership of Five Percent or Less of a Class.

                   Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

                   Not Applicable.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company.

                   Not Applicable.

Item 8 Identification and Classification of Members of the Group.

                   Not Applicable.

Item 9    Notice of Dissolution of Group.

                   Not Applicable.



                          Page 4 of 5 Pages





send/sch.13G.5
Item 10  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          January 10, 1997
             (Date)

          /s/Jayne Stevlingson
             (Signature)

             Jayne Stevlingson/Vice President
             (Name/Title)





                        Page 5 of 5 Pages






 a:\inform.tti